UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Extreme Networks, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30226D106 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Schedule 13G includes 6,276,024 shares (5.09%) of Issuer held by Norwest Limited LP, LLLP, a subsidiary of Wells Fargo & Company that is not eligible to file a Schedule 13G pursuant to Rule 13d-1(b) but is eligible to file a Schedule 13G pursuant to Rule 13d-1(c).

EXPLANATORY NOTE

This Schedule 13G is filed by Wells Fargo & Company on its own behalf and on behalf of any subsidiaries listed on Attachment A. Aggregate beneficial ownership reported by Wells Fargo & Company under Item 9 on page 2 is on a consolidated basis and includes any beneficial ownership separately reported herein by a subsidiary.

CUSIP NO. 30226D106	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wells Fargo & Company Tax Identification No. 41-0449260
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 12,664,250 (6) SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 13,309,424 8. SHARED DISPOSITIVE POWER

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,316,650
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
12)	TYPE OF REPORTING PERSON* HC

CUSIP NO. 30226D106	13G

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Norwest Limited LP, LLLP Tax Identification No. 41-1970247
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 6,276,024 (6) SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 6,276,024 8. SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,276,024
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.09%
12)	TYPE OF REPORTING PERSON* PN

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Item 1	(a)	Name of Issuer: Extreme Networks, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices: 3585 Monroe Street Santa Clara, CA 95051

Item 2	(a)	Name of Person Filing:

		1.	Wells Fargo & Company

		2.	Norwest Limited LP, LLLP

Item 2	(b)	Address of Principal Business Office:

		1.	Wells Fargo & Company 420 Montgomery Street San Francisco, CA 94104

		2.	Norwest Limited LP, LLLP Sixth and Marquette Minneapolis, MN 55479

Item 2	(c)	Citizenship:

		1.	Wells Fargo & Company: Delaware

		2.	Norwest Limited LP, LLLP: Delaware

Item 2	(d)	Title of Class of Securities: Common Stock

Item 2	(e)	CUSIP Number: 30226D106

Item 3	The person filing is a:

	1.	Wells Fargo & Company: Parent Holding Company in accordance with 240.13d-1(b)(1)(ii)(G)

	2.	Norwest Limited LP, LLLP: Not applicable.

Item 4	Ownership: See Items 5-11 of each cover page. Information as of December 31, 2005.

Item 5

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following.  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: See Attachment A.

Item 8	Identification and Classification of Members of the Group: Not applicable.

Item 9	Notice of Dissolution of Group: Not applicable.

Item 10

Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 13, 2006

WELLS FARGO & COMPANY

By:	/s/ Mark B. Kraske
Mark B. Kraske, VP Trust Operations Management Support Services

ATTACHMENT A

The Schedule 13G to which this attachment is appended is filed by Wells Fargo & Company on behalf of the following subsidiaries:

Norwest Limited LP, LLLP (1)

Wells Fargo Bank, National Association (2)

Wells Fargo Funds Management, LLC (3)

Wells Capital Management Incorporated (3)

Peregrine Capital Management, Inc. (3)

(1)	Norwest Limited LP, LLLP is a Delaware limited liability limited partnership that is not one of the entities listed in Rule 13d-1(b)(1)(ii) and is included in this filing pursuant to Rule 13d-1(c).
(2)	Classified as a bank in accordance with Regulation 13d-1(b)(1)(ii)(B).
(3)	Classified as a registered investment advisor in accordance with Regulation 13d-1(b)(1)(ii)(E).